Aldila Inc.
Common Shares
014384200
May 31, 2004


CUSIP 014384200
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 274,250

6. 5,878

7. 274,250

8. 5,878

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Aldila Inc.
(b) 13450 Stowe Drive
    Burbank, CA
    92064
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 13201L103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 274,250
    (ii) 5,878
    (iii) 274,250
    (iv)  5,878

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
June 7, 2004
Neal Nenadovic
Chief Financial Officer